Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales record 16% growth in FY 19,

Sales in March 2019 continued to be impacted by low market sentiments

Mumbai, April 1, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market for FY19 (April 2018 – March 2019), grew by 16% with 678,486 units as compared to 586,507 units over the same period last year. In March 2019, the Company witnessed its sales drop by 1% to 68,709 units as against 69,409 units sold in March 2018, as weak consumer sentiments continued.

Domestic - Commercial Vehicles

Tata Motors Commercial Vehicles (CV) Business sales in the domestic market for FY19 (April 2018 – March 2019), recorded a growth of 17% with 468,692 units compared to 399,317 units sold during the same period last year. The CV domestic sales in March 2019, grew by 4% at 50,917 units, compared to 49,174 units sold last year. The market however, continues to exhibit subdued demand on back of lingering effects of liquidity crisis, lag effect of the implementation of revised axle load norms, slowing economy and weak IIP growth index. The base effect is also playing a role in the muted growth of CV industry w.r.t. H2 FY 18.

The M&HCV sales in the domestic market for FY19 (April 2018 – March 2019), registered a growth of 12% at 151,105 units compared to 134,399 units sold last fiscal. The M&HCV domestic sales in March 2019 declined by 9%, at 15,327 units, compared to 16,886 units sold in March 2018. The MHCV cargo trucks continue to be sluggish with the implementation of revised axle load norms. Post the axle load norms implementation, the freight carrying capacity of MHCV parc has increased by 20%, but the freight growth has not been able to absorb this increased capacity resulting in lower demand for new trucks. The slowing economy coupled with purchase deferrals during election season have also contributed to subdued demand for MHCV cargo truck in the recent months. However, the tipper segment on the other hand continued to grow by 12% on back of infrastructure development and affordable housing projects.

The I&LCV truck sales in the domestic market for FY19 (April 2018 – March 2019), reported a strong growth of 23% at 56,996 units compared to 46,321 units sold last fiscal. In March 2019, the I&LCV truck segment registered a growth of 17% at 6,730 units as compared to 5,737 units sold last year. This segment has not been much affected by the increased axle load norms and lower diesel rates resulting in improved sentiments in this segment. The demand in I&LCV segment has been led by the growth in e-commerce sector and discretionary consumption. The new products introduced in the fast growing 15-16 tonne segment and CNG products have been well accepted by the customers and are contributing to over 10% in volumes.

The SCV Cargo and Pickup sales in the domestic market for FY19 (April 2018 – March 2019), registered a robust growth of 24% at 206,393 units compared to 166,727 units sold last fiscal. In March 2019, the SCV Cargo and Pickup segment recorded a growth of 11% at 21,621 units as compared to 19,464 unit sold last year. The evolving hub-spoke model, demand for the last mile connectivity across the rural and urban markets, and Swachch Bharat initiatives have led to increase in demand in this segment.

The commercial passenger carrier segment sales in the domestic market for FY19 (April 2018 – March 2019), grew by 4% at 54,198 units compared to 51,870 units sold last fiscal. In March 2019, the commercial passenger carrier segment recorded sales of 7,239 units, grew by 2% over last year, due to increased demand for school buses, in addition to the growth in Winger sales for ambulances and school requirement. The new product introduction of 15-seater Winger has received good traction and the deliveries of electric buses to various STUs has also contributed to this growth.

Domestic - Passenger Vehicles

Tata Motors Passenger Vehicles Business sales in the domestic market for FY19 (April 2018-March 2019) were the highest ever in the last six years at 210,143 units, a growth of 12%, compared to 187,321 units sold last fiscal. Due to continued weak consumer sentiments, the PV domestic sales in March 2019 witnessed, a drop of 12%, at 17,810 units, as compared with 20,266 units sold last year due to low customer sentiments in the market. With Nexon, Hexa and now Harrier joining the new generation UV products, this segment has grown by 16% over last year.

Export

The company’s sales from exports (CV and PV) in March 2019 was at 5,952 units, lower by 11% over last year, due to new regulations and political uncertainty in Sri Lanka and slump in Middle East affecting the overall Industry volumes in these markets.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.